Phone:	(212) 885-5205
Fax:	(917) 332-3817
Email:	AJanell@blankrome.com

February 23, 2015

FILED VIA EDGAR CORRESPONDENCE

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720
Attn: Ms. Stephanie Hui

Re:	RiverPark Focused Value Fund, a series of the RiverPark Funds Trust
Registration Statement on Form N-1A
 File Numbers: 333-167778 and 811-22431

Dear Ms. Hui:

On behalf of the RiverPark Focused Value Fund (the “Fund”) a series of the RiverPark Funds Trust, this letter is in response to the comments received on January 28, 2015 from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Fund’s registration statement on Form N-1A filed on December 12, 2014 (the “Registration Statement”) under the Securities Act of 1933 as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”).  We have set forth below, in bold face type, the text of the comment, followed by the Fund’s responses:

Prospectus

1.	In Footnote 1 of the Fee Table on Page 3, it states that Other Expenses for the Class C Shares are based on the estimated Other Expenses of the Institutional Class Shares. Please explain why the Other Expenses for the Class C Shares are not based on estimated Other Expenses of the Retail Class Shares or current estimated asset levels, similar to the way Other Expenses are estimated for the Retail Class Shares and the Institutional Class Shares.

RESPONSE:  Other Expenses for the Class C Shares are based on the estimated Other Expenses of the Institutional Class Shares and not on current estimated Other Expenses of the Retail Class Shares or current estimated asset levels due to the fact that the Retail Class Shares are permitted to incur up to 0.25% of their average annual net assets as a shareholder servicing fee.  Additionally, each class is permitted to incur up to 0.15% of its average annual net assets as an administrative serving fee.  By using the estimated Other Expenses of the Retail Class Shares to determine the Other Expenses for the Class C Shares would create an unclear picture of what the Other Expenses of the Class C Shares would be and would be higher than expected.

2.	In the Fee Table on Page 3, please confirm that if Acquired Fund Fees and Expenses currently included in Other Expenses go above one basis point there will be a separate line item in the Fee Table.

RESPONSE: The Fund confirms that if Acquired Fund Fees and Expenses currently included in Other Expenses go above one basis point there will be a separate line item in the Fee Table.

3.	In Footnote 2 of the Fee Table on Page 3, please state that the Adviser can recoup any waived fees.

RESPONSE:  The Fund has added the following disclosure:

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RiverPark Advisors, LLC, the Fund’s investment adviser (“RiverPark” or the “Adviser”), has agreed contractually to waive its fees and to reimburse expenses of the Fund, including expenses associated with the Fund’s shareholder services plan and administrative services plan, to the extent necessary to ensure that operating expenses (excluding interest, brokerage commissions, dividends on short sales and interest expense on securities sold short, acquired fund fees and expenses and extraordinary expenses) do not exceed, on an annual basis, 1.00% for the Institutional Class Shares, 1.25% for the Retail Class Shares and 2.00% for the Class C Shares of the Fund’s average net assets. This arrangement is in effect until at least January 31, 2016 and, subject to annual approval by the Board of Trustees of RiverPark Funds Trust, this arrangement will remain in effect unless and until the Board of Trustees approves its modification or termination or the Adviser notifies the Fund at least 30 days prior to the annual approval of its determination not to continue the agreement. This agreement may be terminated with 90 days’ notice by a majority of the independent members of the Board or a majority of the Fund’s outstanding shares. The Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses absorbed, provided, however, that such reimbursement for Excess Expenses shall be made only if payable within three years of the end of the fiscal year in which such Excess Expenses were incurred.

4.	Under Principal Investment Strategies, please confirm if investing in the securities of smaller companies and companies outside the U.S. is a principal strategy of the Fund. If no, then please place in the non-principal strategy and risk sections of the statutory prospectus.

RESPONSE:  Investing in the securities of smaller companies and companies outside the U.S. is not a principal strategy of the Fund and, therefore, the Registrant has removed this disclosure from the Principal Investment Strategies and Description of Principal Risks sections.  The Fund has included the investment in the securities of small companies and companies outside the U.S. as a non-principal strategy and non-principal risk in the Fund’s statutory prospectus.

5.	Under Description of Principal Risks it discusses the risk associated with investments in distressed securities. Please confirm if this is a principal strategy, and if so include in the Principal Investment Strategies section.

RESPONSE:  The Fund confirms that an investment in distressed securities is not a principal strategy.  The Fund has placed the risk associated with investments in distressed securities into the statutory prospectus.

6.	Under Additional Risks, please describe how the Fund determines what an emerging market is.

RESPONSE:  The Fund has added the following disclosure to the Emerging Markets Risk.

Emerging Markets Risk — The Fund may invest less than 10% of its assets in the securities of issuers in emerging markets. The Fund considers “emerging markets” to include any country: (i) having an “emerging stock market” as defined by the International Finance Corporation; (ii) with low to middle-income economies according to the International Bank for Reconstruction and Development (the “World Bank”); (iii) listed in World Bank publications as developing; or (iv) determined by the Adviser to be an emerging market as described above. Investments in emerging markets involve greater risk resulting from economic and political systems that typically are less developed, and likely to be less stable, than those of more advanced countries. Loss may also result from the imposition of exchange controls, confiscations and other government restrictions or from problems in security registration or settlement and custody. The Fund will also be subject to the risk of negative foreign currency rate fluctuations.

7.	Under Additional Risks, in High-Yield Securities Risk in the first sentence after the word securities please state “also known as “junk bonds”.

RESPONSE:  The Fund has added the following disclosure:

High-Yield Securities Risks — The Fund may invest in high-yield securities, also known as “junk bonds”. Such securities are generally not exchange traded and, as a result, these instruments are less liquid. In addition, the Fund may invest in bonds of issuers that do not have publicly traded equity securities, making it more difficult to hedge the risks associated with such investments. High-yield securities that are below investment grade or unrated face ongoing uncertainties and exposure to adverse business, financial or economic conditions which could lead to the issuer’s inability to meet timely interest and principal payments. The market values of certain of these lower-rated and unrated debt securities tend to reflect individual corporate developments to a greater extent than do higher-rated securities, which react primarily to fluctuations in the general level of interest rates, and tend to be more sensitive to economic conditions than are higher-rated securities. Companies that issue such securities are often highly leveraged and may not have available to them more traditional methods of financing. It is possible that a major economic recession could disrupt severely the market for such securities and may have an adverse impact on the value of such securities. In addition, it is possible that any such economic downturn could adversely affect the ability of the issuers of such securities to repay principal and pay interest thereon and increase the incidence of default of such securities.

8.	The Fund has added the following disclosure in regard to the definition of U.S. Companies under Principal Investment Strategies.

Under normal circumstances, the Fund will invest primarily in the securities of U.S. companies with market capitalizations in excess of $10 billion (“Large Capitalization Companies”). The Fund will consider U.S. companies to be any company that is domiciled in the U.S. or is listed on a U.S. National Exchange and is headquartered in the U.S. or derives a substantial percentage of its revenues from the U.S.

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The Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please be advised that the revisions noted herein will be reflected in the Prospectus and Statement of Additional Information to be filed under Rule 485(b) on February 23, 2015.

Should you have any additional questions or comments regarding this letter, please contact me at (212) 885-5205.

Sincerely,

/s/ Allison H. Janell Allison H. Janell